10889 WILSHIRE BOULEVARD LOS ANGELES, CALIFORNIA 90024 TELEPHONE 310.443.6141 FACSIMILE 310.443.6435

TODD A. STEVENS
President and Chief Executive Officer

September 19, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                          California Resources Corporation

Amendment No. 2 to Registration Statement on Form 10-12B
Filed August 20, 2014
File No. 1-36478

Ladies and Gentlemen:

Set forth below are the responses of California Resources Corporation (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 12, 2014, with respect to Amendment No. 2 to the Form 10-12B, File No. 001-36478, filed with the Commission on August 20, 2014 (the “Form 10”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Form 10 (“Amendment No. 3”), including a revised Information Statement filed as Exhibit 99.1 thereto (as revised, the “Information Statement”). For your convenience, we will hand deliver three full copies of Amendment No. 3, as well as three copies of Amendment No. 3 marked to show all changes made since the filing Amendment No. 2 to the Form 10.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Information Statement unless otherwise specified.

Securities and Exchange Commission

September 19, 2014

Exhibits

1.                                    As noted in prior comment 1 from our letter to you dated July 3, 2014, we may have additional comments once you provide all the omitted exhibits. Also, please file your charter and bylaws as currently in effect. See Item 601(b)(3) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and have filed the charter and bylaws as currently in effect with Amendment No. 3 as exhibits 3.1 and 3.2, respectively.  In addition, we have filed with Amendment No. 3 all the other remaining exhibits that were not previously filed.

Exhibit 99.1

Business, page 82

Elk Hills, page 86

2.                                    We note from your response to comment 2 from our letter to you dated August 6, 2014 that you intend to continue including the revenue and costs associated with the sale of excess electric power from the Elk Hills power plant to the grid as part of oil and gas activities in your future financial statements “for convenience, given the administrative burden of splitting costs between internal consumption and third-party sales, and due to the immateriality of such amounts.” That statement appears to be inconsistent with SAB Topic 1M.2. Please advise or revise.

RESPONSE:

We have revised the Information Statement to remove from oil and gas activities the revenue and costs associated with the sale of excess electric power from the Elk Hills power plant to the grid. Please see pages 26, 97, 114 and F-38 through F-41 of the Information Statement.

Index to Financial Statements and Supplementary Information, page F-1

Combined Condensed Balance Sheets, page F-2

3.                                    Disclosure in your amended Form 10 states that you will pay a $6 million dividend to Occidental Petroleum Corporation from the net proceeds of your new debt. Please tell us how you considered the disclosure requirements per SAB Topic 1B.3.

RESPONSE:

We have revised the Information Statement to provide the pro forma balance sheet intended by SAB Topic 1B.3. Please see pages F-2 and F-7 of the Information Statement.

Securities and Exchange Commission

September 19, 2014

Combined Condensed Statements of Income, page F-3

4.                                    Please expand your statement of income to also include the most recent fiscal quarter and corresponding period of the preceding fiscal year in accordance with Rule 10-01(c)(2) of Regulation S-X.

RESPONSE:

Based on discussions with the Staff on September 15, 2014, we believe that no further disclosure is necessary pursuant to Rule 10-01(c)(2) of Regulation S-X.

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Securities and Exchange Commission

September 19, 2014

Please direct any questions that you have with respect to the foregoing and any requests for supplemental information to Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

CALIFORNIA RESOURCES CORPORATION

By:	/s/ Todd A. Stevens
Name:	Todd A. Stevens
Title:	President and Chief Executive Officer

Enclosures

cc: Karina V. Dorin (Securities and Exchange Commission)

Marcia E. Backus (Occidental Petroleum Corporation)

Michael L. Preston (California Resources Corporation)

Sarah K. Morgan (Vinson & Elkins L.L.P.)